                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          Exigent International, Inc.
                               (Name of Issuer)

                        Common Stock Purchase Warrants
                        (Title and Class of Securities)

                                  302056 11 4
                                (CUSIP Number)


1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

    Joseph Walker & Sons, Inc.
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2)  Check the Appropriate Box if a Member of a Group. (See Instructions)
    (a)
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    (b)
        ------------------------------------------------------------------------
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3)  SEC Use Only
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4)  Citizenship or Place of Organization    Delaware
                                         ---------------------------------------
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Number of                (5)  Sole Voting Power                      58,356
Shares                                         ---------------------------------
Beneficially             -------------------------------------------------------
Owned by Each            (6)  Shared Voting Power                         0
Reporting Person                                 -------------------------------
With                     -------------------------------------------------------
                         (7)  Sole Dispositive Power                 58,356
                                                    ----------------------------
                         -------------------------------------------------------
                         (8)  Shared Dispositive Power                    0
                                                      --------------------------
                         -------------------------------------------------------
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9)  Aggregate Amount Beneficially Owned by Each Reporting Person     58,356
                                                                 ---------------
--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
                       ---------------------------------------------------------
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11) Percent of Class Represented by Amount in Row 9    5.5%
                                                    ----------------------------
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12) Type of Reporting Person (See Instructions)   CO
                                                --------------------------------
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                                   Item 1(a)

Name of Issuer:                                   Exigent International, Inc.

                                   Item 1(b)

Address of Issuer's Principal                     1225 Evans Road
Executive Offices:                                Melbourne, Florida  32904-2314

                                   Item 2(a)

Name of Person Filing:                            Joseph Walker & Sons, Inc.

                                   Item 2(b)

Address of Principal Business                     88 Walker Creek Road
Office or, if none, Residence:                    Walker, WV 26180-9948

                                   Item 2(c)

Citizenship:                                      Delaware Corporation

                                   Item 2(d)

Title of Class of Securities:                     Common Stock
                                                  Purchase Warrants
                                   Item 2(e)

CUSIP Number:                                     302056 11 4

                                   Item 3

                                Not Applicable

                                   Item 4
                                  Ownership

(a)  Amount Beneficially Owned:                                   58,356

(b)  Percent of Class:                                              5.5%

(c)  Number of shares as to which such person has:
     (i)    sole power to vote or direct the vote                 58,356
     (ii)   shared power to vote or to direct the vote                 0
     (iii)  sole power to dispose or to direct disposition of     58,356
     (iv)   shared power to dispose or to direct disposition of        0

                                    Item 5
                 Ownership of Five Percent or Less of a Class

                                Not Applicable

                                    Item 6
        Ownership of More than Five Percent on Behalf of Another Person

                                Not Applicable

                                    Item 7
      Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                                Not Applicable

                                    Item 8
           Identification and Classification of Members of the Group

                                Not Applicable

                                    Item 9
                       Notice of Dissolution of a Group

                                Not Applicable

                                    Item 10
                                  Certificate

                                Not Applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 1998
-----------------------------------------------------
Date

/s/ Joseph Walker
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Signature

Joseph Walker, Chairman of Joseph Walker & Sons, Inc.
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Name/Title

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